UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MAC-GRAY CORPORATION

(Name of issuer)

Common Stock, $.01 Par Value Per Share

(Title of class of securities)

554153106

(CUSIP number)

Richard A. Silberberg Moab Capital Partners, LLC 15 East 62nd Street New York, NY 10065 (212) 981-2645

(Name, address and telephone number of person authorized to receive notices and communications)

February 16, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554153106

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,181,932
	(8)	Shared voting power
	(9)	Sole dispositive power 1,181,932
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,181,932
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.3%
(14)	Type of reporting person (see instructions) IA

SCHEDULE 13D

CUSIP No. 554153106

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,181,932
	(8)	Shared voting power
	(9)	Sole dispositive power 1,181,932
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,181,932
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 554153106

(1)	Names of reporting persons Michael M. Rothenberg
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,181,932
	(8)	Shared voting power
	(9)	Sole dispositive power 1,181,932
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,181,932
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.3%
(14)	Type of reporting person (see instructions) IN, HC

SCHEDULE 13D

CUSIP No. 554153106

(1)	Names of reporting persons David A. Sackler
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,181,932
	(8)	Shared voting power
	(9)	Sole dispositive power 1,181,932
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,181,932
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.3%
(14)	Type of reporting person (see instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 Par Value (the “Shares”), of Mac-Gray Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 404 Wyman Street, Suite 400, Waltham, Massachusetts 02451-1212.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); Mr. Michael M. Rothenberg and Mr. David A Sackler (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.

(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.

(iii) The principal occupation of each of Messrs. Rothenberg and Sackler is managing member of Moab LLC.

(d)	None.

(e)	None.

(f)	(i) Moab LLC is a Delaware limited liability company.

(ii) Moab L.P. is a Delaware limited partnership.

(iii) Messrs. Rothenberg and Sackler are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. effects transactions in securities primarily through margin accounts maintained with JP Morgan Clearing Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

Item 4 as previously filed is amended to add the following language:

In the last Schedule 13D filed by the Reporting Persons on December 5, 2011, the Reporting Persons expressed their intent to nominate a slate of directors for election at the Issuer’s 2012 annual meeting of shareholders (the “2012 Meeting”). As of February 16, 2012, the Reporting Persons have identified two independent candidates to stand for election as directors on the Issuer’s Board of Directors (the “Board”). On this date, the Reporting Persons sent a letter to the Board (the “Letter”) formally nominating Mr. Jonathan G. Davis and Mr. Bruce A. Percelay for election as directors of the Issuer at the 2012 Meeting and explaining the reasons in support of their nomination. A copy of the letter sent is attached as Exhibit C. The Reporting Persons also disclosed the nominations with a press release (the “Press Release”), a copy of which is attached as Exhibit D. All information and opinions in the Letter and the Press Release are the sole views of the Reporting Persons, and are made as of February 16, 2012.

Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.	Interest in Securities of the Issuer

(a)	Moab L.P. owns 1,181,932 shares of Common Stock (the “Shares”). Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Messrs. Rothenberg and Sackler, in their roles as the Managers of Moab LLC, control its voting and investment decisions, each of Moab L.P., Moab LLC, and Messrs. Rothenberg and Sackler may be deemed to have beneficial ownership of the Shares owned of record by Moab L.P., which represent approximately 8.3% of the outstanding Shares.

All ownership percentages are calculated based on 14,306,090 shares of Common Stock outstanding as of November 1, 2011 as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, as filed with the Securities and Exchange Commission on November 4, 2011.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such Shares.

(b)	With respect to all of the Shares that are held by Moab L.P., Messrs. Rothenberg and Sackler have the sole power to vote and dispose or direct the disposition of the Shares.

(c)	Transactions effected in Shares that have taken place in the past sixty days are attached as Exhibit B.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following additional exhibits are filed: (1) the Letter, attached as Exhibit C, and (2) the Press Release, attached as Exhibit D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2012

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 17, 2012

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit B

Moab L.P. transactions in the Shares during the past 60 days.

	September 30,	September 30,
Trade Date	Number of Shares Purchased (Sold)	Price Per Share (Excluding Commission)
2011-12-16	(1,840)	13.99
2011-12-27	901	13.95
2011-12-28	5,164	13.70
2011-12-30	1,444	13.76
2012-01-04	1,300	13.93
2012-01-05	1,801	13.93
2012-01-09	5,360	13.75
2012-01-11	500	13.94
2012-01-31	100	14.00

Exhibit C

Letter to the Board of Directors

Moab Partners, L.P.

15 East 62nd Street

New York, NY 10065

February 16, 2012

Via FedEx and E-Mail

Mac-Gray Corporation

404 Wyman Street, Suite 400

Waltham, MA 02451

Attention: Linda A. Serafini, Corporate Secretary

Re:	Notice of Nomination of Persons for Election as Directors

Dear Ms. Serafini:

Moab Partners, L.P. (the “Nominating Stockholder”) hereby gives notice to Mac-Gray Corporation (the “Company”) that it is formally nominating both Jonathan G. Davis and Bruce A. Percelay (each a “Nominee” and together the “Nominees”) for election to the Board of Directors of the Company (the “Board”). The numbered paragraphs below correspond to subsections of Article I, Section 2(a) of the Company’s Amended and Restated By-Laws, as further amended by Amendment No. 1 thereto (the “Bylaws”).

2(A)	Please see Exhibit A hereto for all information relating to the Nominees that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Please see Exhibit B hereto for each Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

2(B)	The following is any other business that the Nominating Stockholder proposes to bring before the annual meeting of the stockholders of the Company (the “Annual Meeting”).

None.

(2)(C)(i)	Name and address of the Nominating Stockholder, as they appear on the Company’s books:

Moab Partners, L.P.
15 East 62nd Street
New York, NY 10065

Names and addresses of additional Proposing Persons (as such term is defined in the Bylaws), as each additional Proposing Person listed below could be deemed a beneficial owner of the Company’s common stock that is owned by the Nominating Stockholder:

Moab Capital Partners, LLC 15 East 62nd Street New York, NY 10065

Michael M. Rothenberg 15 East 62nd Street New York, NY 10065

David A. Sackler 15 East 62nd Street New York, NY 10065

As used in this Notice of Nomination, the term “Proposing Persons” shall include the Nominating Stockholder, Moab Capital Partners, LLC (“MCP”), Michael M. Rothenberg and David A. Sackler.

2(C)(ii)(a)	The following is, as to each Proposing Person, the class or series and number of all shares of capital stock of the Company that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Company as to which such Proposing Person or affiliate or associate has a right to acquire beneficial ownership at any time in the future:

	September 30,	September 30,	September 30,
Proposing Person	Class	Total Shares Owned of Record	Total Shares Beneficially Owned
Moab Partners, L.P.	Common Stock	200	1,181,932	(1)
Moab Capital Partners, LLC	Common Stock	0	1,181,932	(2)
Michael M. Rothenberg	Common Stock	0	1,181,932	(2)
David A. Sackler	Common Stock	0	1,181,932	(2)

(1)	Includes 200 shares owned of record and 1,181,732 shares beneficially owned by Moab Partners, L.P. in street name.

(2)	Includes 1,181,932 shares owned of record and beneficially by Moab Partners, L.P. Because Moab Capital Partners, LLC has voting and investment power over Moab Partners, L.P.’s security holdings and Messrs. Rothenberg and Sackler, in their roles as the Managers of Moab Capital Partners, LLC, control its voting and investment decisions, each of Moab Partners, L.P., Moab Capital Partners, LLC, Mr. Rothenberg and Mr. Sackler may be deemed to have beneficial ownership of the shares owned by Moab Partners, L.P.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such shares.

2(C)(ii)(b)	The following is, as to each Proposing Person, all Synthetic Equity Interests (as such term is defined in the Bylaws) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest, including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest:

None.

2(C)(ii)(c)	The following is, as to each Proposing Person, any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of capital stock of the Company:

Investment Management Agreement, dated as of April 18, 2011, between MCP and the Nominating Stockholder (the “Investment Management Agreement”).

2(C)(ii)(d)	The following is, as to each Proposing Person, any rights to dividends or other distributions on the shares of any class or series of capital stock of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company:

None.

2(C)(ii)(e)	The following is, as to each Proposing Person, any performance-related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Company or any Synthetic Equity Interests:

With respect to the Nominating Stockholder, MCP is entitled to an allocation of a portion of profits, if any.

2(C)(iii)	The following is, as to each Proposing Person, a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) with any other person for the purpose of acquiring, holding, disposing of or voting any shares of any class or series of capital stock of the Company:

The Nominating Stockholder effects transactions in securities primarily through margin accounts maintained with JP Morgan Clearing Corp., which may extend margin credit to the Nominating Stockholder as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Pursuant to the Investment Management Agreement, MCP, in its capacity as investment manager, manages the investment and reinvestment of the cash and securities in specified accounts of the Nominating Stockholder (the “Portfolio”). The Investment Management Agreement grants MCP the authority to, among other things (i) buy and sell securities for the Portfolio, subject to certain restrictions and (ii) vote in all matters for which a shareholder vote is solicited with respect to issuers of securities held in the Portfolio.

2(D)(i)	The following is a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, including with any proposed nominees, pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders:

The agreements contained in Exhibit B hereto.

2(D)(ii)	The following is an identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s) and, to the extent known, the class and number of all shares of the Company’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s):

None.

2(E)	The Nominating Stockholder and the other Proposing Persons will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of the Company reasonably believed by the Nominating Stockholder and other Proposing Persons to be sufficient to elect the Nominees.

(3)	The Nominating Stockholder represents that it will further update and supplement this Notice of Nomination, if necessary, so that the information (including, without limitation, the Material Ownership Interests (as such term is defined in the Bylaws) information) provided or required to be provided in this Notice of Nomination shall be true and correct as of the record date for the Company’s next Annual Meeting and as of the date that is ten (10) business days prior to the Annual Meeting, and that any such update and supplement shall be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date for the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the Annual Meeting).

The Nominating Stockholder represents that, in compliance with Article I, Section 2(b)(3) of the Bylaws, the Nominating Stockholder, or a qualified representative (as described in the Bylaws) of the Nominating Stockholder, will appear at the Annual Meeting to present the Nominating Stockholder’s nomination of the Nominees.

Our delivery of this Notice of Nomination or any additional information in connection herewith will not constitute a waiver of our right to contest the validity of any notice requirement or any other matter.

We believe this Notice of Nomination is in proper form and satisfies the requirements of the Bylaws. If you find that any information in this Notice of Nomination is incorrect or that any required information has been omitted, we expect that you will, not later than February 24, 2012, provide us with a detailed written explanation as to any such alleged deficiency, so that we may correct or supplement this Notice of Nomination, as applicable. We reserve the right to give further notice of additional business to be conducted or nominations to be made at the Annual Meeting or to otherwise revise this Notice of Nomination, as applicable.

Please do not hesitate to contact us with any questions regarding these matters.

Very truly yours,

Moab Partners, L.P.

By:	Moab GP, LLC

By:	/s/ Michael M. Rothenberg
Name:	Michael M. Rothenberg
Title:	Managing Director

Exhibit A

Below is the information relating to the Nominees that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act:

The following are the name, age, present principal occupation, employment history and directorships of publicly held companies of each of the Nominees for at least the last five years:

Jonathan G. Davis is 59 years old. From 1975 to the present, Mr. Davis has been Chief Executive Officer of The Davis Companies, a real estate investment and development firm that owns and manages a portfolio of six million square feet of various types of real estate. Mr. Davis is not a director, and for the last five years has not been a director, of any publicly held company or any company that is a registered investment company under the Investment Company Act of 1940. The Nominating Stockholder believes that the attributes, skills and qualifications that Mr. Davis has developed as Chief Executive Officer of a real estate investment and development firm will provide the Board with valuable industry knowledge, management expertise and leadership.

Bruce A. Percelay is 57 years old. From 1985 to the present, Mr. Percelay has served as Chairman of The Mount Vernon Company, a Boston-based real estate investment and development firm that owns and operates approximately 1,400 apartments in the greater Boston, Massachusetts and Providence, Rhode Island markets. Mr. Percelay is not a director, and for the last five years has not been a director, of any publicly held company or any company that is a registered investment company under the Investment Company Act of 1940. The Nominating Stockholder believes that the attributes, skills and qualifications that Mr. Percelay has developed as Chairman of a real estate investment and development firm will provide the Board with valuable industry knowledge, management expertise and leadership.

Mr. Davis’s business address is The Davis Companies, One Appleton Street, Boston, Massachusetts 02116.

Mr. Percelay’s business address is The Mount Vernon Company, 29 Commonwealth Avenue, 6th Floor, Boston, Massachusetts 02116.

Neither The Davis Companies nor The Mount Vernon Company is a parent, subsidiary or other affiliate of the Company.

The Proposing Persons believe that each of the Nominees is “independent” within the meaning of the Securities and Exchange Commission and New York Stock Exchange rules regarding board of directors independence. Each of the Nominees has consented to serve as a director of the Company, if elected, and to be named in a proxy statement as a nominee for election to the Board.

The Nominees will not receive any compensation from the Proposing Persons for their services as directors of the Company. Neither Nominee received any compensation from the Company during the Company’s last completed fiscal year.

Other than as stated in this Notice of Nomination, including the exhibits hereto, there are no arrangements or understandings between the Proposing Persons and the Nominees or any other person or persons pursuant to which the nomination of the Nominees is to be made. Neither Nominee nor any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Other than as stated in this Notice of Nomination, including the exhibits hereto, (i) during the last 10 years, neither Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) neither Nominee, directly or indirectly, beneficially owns any securities of the Company; (iii) neither Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) neither Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by either Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) neither Nominee is, or within the past year was, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies; (vii) no associate of either Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) neither Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) neither Nominee nor any of their associates or immediate family members (as such term is described in Item 404(a) of Regulation S-K) (x) was a party to, or had a material interest in, since the beginning of the Company’s last fiscal year, any transaction, or series of similar transactions, or (y) is a party to, or has a material interest in, any currently proposed transaction, or series of similar transactions, in each case to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000; (x) neither Nominee nor any of their associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including each Nominee, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Exhibit B

Consents of Nominees

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mac-Gray Corporation (the “Company”) in the proxy statement and other proxy materials in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2012 annual meeting of stockholders of the Company, and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 14, 2012

/s/ Jonathan G. Davis
Jonathan G. Davis

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mac-Gray Corporation (the “Company”) in the proxy statement and other proxy materials in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2012 annual meeting of stockholders of the Company, and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 13, 2012

/s/ Bruce A. Percelay
Bruce A. Percelay

Exhibit D

Press Release

MOAB NOMINATES TWO INDEPENDENT, STOCKHOLDER-FRIENDLY

DIRECTORS TO MAC-GRAY’S BOARD

New York, NY – February 17, 2012 – Moab Capital Partners, LLC (“Moab Capital”) today announced that it has given notice to Mac-Gray Corporation (“Mac-Gray” or the “Company”) (NYSE: TUC) that it will be nominating two independent candidates for election to Mac-Gray’s Board of Directors at the 2012 Annual Meeting of Stockholders. Moab Capital is the investment manager of Moab Partners, L.P. (“Moab Partners”), an investment fund that beneficially owns 8.3% of Mac-Gray’s outstanding shares. Moab Capital’s nominees are Jonathan G. Davis and Bruce A. Percelay.

Moab Capital has been a constructive Mac-Gray stockholder for nearly two years. However, upon reading in the Company’s press release of October 24, 2011 that its Board of Directors unanimously rejected a proposal from KP Capital, LLC (“KP Capital”) to acquire Mac-Gray for $17.50 in cash per share, we were dumbfounded.

This news came concurrently with a decision by the Board of Directors to not explore any strategic alternatives, not commence a share buyback with the stock trading 25% below KP Capital’s takeover price, and not increase the dividend being paid to stockholders. Furthermore, the Board has not shown any evidence that questions the credibility of the KP Capital proposal, nor has it provided any business plan for the Company which justifies value to all stockholders in excess of $17.50 per share. The Board’s failures to disclose this and other material information to the stockholders have come despite Moab Capital’s repeated written requests for such public disclosure.

KP Capital’s Managing Member is Benjamin Kovler, a stockholder who has criticized Mac-Gray’s management on numerous occasions over the past few years and ran a proxy fight against three incumbent directors last year. We believe this history has complicated Mr. Kovler’s efforts to explore with the Board a possible transaction that would create value for us, the stockholders of the Company. For example, following KP Capital’s offer of $17.50 per share, as far as Moab is aware, the Company’s Board of Directors neither offered KP Capital the opportunity to meet with the entire Board nor the opportunity to enter into a negotiation to determine whether KP Capital might be prepared to pay even more. We desire a board unencumbered by personal issues and believe our nominees can bring a fresh perspective. We believe it’s time for a change.

Moab Capital’s two nominees are seasoned executives who we believe, if elected, will help maximize value for all stockholders. Both nominees have significant operational, financial and strategic experience with Mac-Gray’s core customer base—large apartment building owners. In addition, both Mr. Davis and Mr. Percelay bring many years of financial valuation, acquisition and divestiture experience, skills we believe are sorely lacking on Mac-Gray’s current Board of Directors. Lastly, both nominees run businesses and live close to Mac-Gray’s corporate offices, so they can be highly accessible and present at Mac-Gray Board meetings.

We believe that Messrs. Davis and Percelay would provide the Board with a breadth and depth of experience that is far more valuable and relevant to the business of Mac-Gray than that of Bruce Ginsberg and Paul Daoust, Class III Directors whose present terms expire upon the 2012 annual meeting.

Moab Capital is taking on this task, the third proxy fight against the Company since 2009, on behalf of all stockholders who believe the Board’s actions in connection with KP Capital’s offer and its aftermath have been wholly inadequate and would like to bring a new perspective to the Board. Moab Capital has determined on this course of action itself, and not in conjunction with any other stockholder.

We note that following two letters from Moab Capital to the Board, the Board announced two initiatives that are directionally appropriate but are unfortunately immaterial, even when considered in aggregate. First, the Board authorized a $2 million share repurchase program, which represents just 1% of the current fully diluted market capitalization of the Company. This insignificant repurchase authorization did not even come with a commitment or a timeline of when shares may actually be repurchased. Second, the Board announced an increase of the Company’s regular quarterly dividend by approximately one-half of one penny per share – an incremental commitment of approximately $300,000 per year to the shareholders. Moab Capital would prefer, and believes that other independent shareholders would prefer, a Board that delivered $17.50 of cash for their shares than one that adopts what we view as insignificant initiatives.

Nominees

Jonathan G. Davis (age 59): Since 1975 Mr. Davis has been Chief Executive Officer of The Davis Companies, a real estate investment and development firm that owns and manages a portfolio of approximately six million square feet of various types of real estate. Mr. Davis has had a long and distinguished career in real estate investment, during which he has been involved in investments in real estate projects totaling over $2 billion. He was chosen by Ernst and Young as the New England Entrepreneur of the Year in the Real Estate category in 2000. Mr. Davis is Vice Chairman of the Board of Trustees of Brandeis University and the Chair of the Board of Directors of the Boys and Girls Clubs of Boston. In addition, Mr. Davis has been both President (2008) and Board Chair (2009) of the Massachusetts Chapter of the National Association of Industrial and Office Properties.

Bruce A. Percelay (age 57): Since 1985 Mr. Percelay has served as Chairman of The Mount Vernon Company, a Boston based real estate and development firm that owns approximately 1,400 apartments in the greater Boston, Massachusetts and Providence, Rhode Island markets. Under Mr. Percelay’s leadership The Mount Vernon Company firm has won national and local awards for its service, including the Paragon Award (in the category of Best Mid/High Rise Community Pre 1979—Under 150 Units) from the National Apartment Association in 2008 and “Best Landlord in Boston” from Boston Magazine in 2000. Mr. Percelay has been involved in numerous real estate acquisitions. Mr. Percelay currently sits on the board of Tufts New England Medical Center. Mr. Percelay served as Chairman of Habitat for Humanity of Greater Boston from 2000 to 2007 and as Executive Vice President of the Nantucket Historical Association from 2002 to 2008.

About Moab Capital Partners, LLC

Moab Capital is an SEC-registered independent investment advisor founded in 2006 and is located in New York, NY.

Additional Information

MOAB CAPITAL PARTNERS, LLC (“MOAB CAPITAL”) WILL FILE A PROXY STATEMENT REGARDING THE ELECTION OF DIRECTORS OF MAC-GRAY CORPORATION (THE “COMPANY”) AT THE COMPANY’S 2012 ANNUAL MEETING OF STOCKHOLDERS. SECURITY HOLDERS ARE ADVISED TO READ THIS PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY MOAB PARTNERS, L.P. FROM THE STOCKHOLDERS OF MAC-GRAY CORPORATION FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, THIS DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF MAC-GRAY CORPORATION AT NO CHARGE FROM THE PARTICIPANTS AND AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

THE FOLLOWING MAY BE DEEMED, UNDER SEC RULES, TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE COMPANY’S STOCKHOLDERS IN CONNECTION WITH THE UPCOMING ELECTION OF THE COMPANY’S BOARD OF DIRECTORS: (I) MOAB CAPITAL, (II) THE OFFICERS AND MANAGEMENT OF MOAB CAPITAL, INCLUDING MICHAEL ROTHENBERG AND DAVID SACKLER, (III) MOAB PARTNERS, L.P. AND (IV) MESSRS. JONATHAN DAVIS AND BRUCE PERCELAY, THE INDIVIDUALS NOMINATED BY MOAB CAPITAL FOR DIRECTOR. INFORMATION REGARDING THE PARTICIPANTS AND THE INTERESTS OF MOAB CAPITAL AND ITS AFFILIATES THAT ALSO OWN SHARES OF THE COMPANY MAY BE FOUND IN FILINGS BY MOAB CAPITAL WITH THE SEC ON SCHEDULE 13D, AS AMENDED, WHICH INCLUDES A COPY OF THE NOTICE OF NOMINATION AND PROVIDES DETAILED INFORMATION ABOUT THE PARTICIPANTS.

Contact

Richard Silberberg: (212) 981-2645, rs@moabpartners.com.